UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49263

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RA Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12230 El Camino Real, Suite 100
(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North #500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Zehentbauer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RA Capital Advisors LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

K. MERCADO-WORLEY
Notary Public - California
San Diego County
Commission # 2244215
My Comm. Expires May 27, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition. Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RA CAPITAL ADVISORS LLC

ANNUAL FILING IN ACCORDANCE

WITH RULE 17a-5

DECEMBER 31, 2020

RA CAPITAL ADVISORS LLC

TABLE OF CONTENTS

RA CAPITAL ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets		
Cash and cash equivalents	$	2,852,394
Accounts receivable, net		42,959
Prepaid expenses		174,496
Property and equipment, net		22,635
Right of use asset		86,083
Other assets		10,579
Total assets	$	3,189,146
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued liabilities	$	94,831
Deferred revenue		30,000
Lease liability		99,040
Payment protection program loan liability		247,270
Total liabilities		471,141
Contingencies (Note 7)		
Members' equity		2,718,005
Total liabilities and members' equity	$	3,189,146

The accompanying notes are an integral part of this financial statement.

NOTE 1 – THE COMPANY

RA Capital Advisors LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business consists of consultations with respect to merger and acquisition transactions, and business and financial analysis. The majority of the Company's revenues are derived from such consultation services. The Company was formed as a limited liability company in the state of Delaware in December 2002.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the members of the Company shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being members of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue Recognition

Deferred revenue consists of payments received from clients in advance of when services are rendered. As of December 31, 2020, deferred revenue was $30,000.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash and investments with high credit quality financial institutions. At December 31, 2020, cash deposits held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") insured amounts of $250,000 were approximately $2,602,394. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from these institutions.

A substantial portion of the consultation and success fees of the Company was received from a limited number of clients. As of December 31, 2020, one party accounted for 46% of accounts receivable.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, other assets, accounts payable and accrued liabilities approximate fair value because of the short-term nature of those instruments.

Accounts Receivable, Net

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company's management believes the risk of loss on its accounts receivable is adequately reserved in the accompanying statement of financial condition. As of December 31, 2020, the Company recorded $1,271 of unbilled receivables, which are included in accounts receivable, and are expected to be billed in the future. Management has recorded an allowance for doubtful accounts of approximately $13,000 at December 31, 2020.

Property and Equipment, Net

It is the Company's policy to capitalize property and equipment over $500. Lesser amounts are expensed. Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement. Maintenance costs are considered period costs and are expensed when incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is classified as a partnership for income tax purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its members. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's statement of financial condition. Although the Company is not subject to income taxes, it is liable for various state fees.

The Company reviews and evaluates tax positions within its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company recognizes uncertain tax positions if it is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on technical merits of the position. Tax benefits are measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce members' equity.

Based on its review, the Company has determined the major tax jurisdictions to be where the Company is organized and where the Company makes investments. Such jurisdictions are U.S. federal and certain foreign jurisdictions.

As of December 31, 2020, no reserves for uncertain tax positions were required to have been recorded for uncertainty in income taxes for any of the Company's open tax years. The Company is not subject to examination by U.S. federal and state tax authorities for the tax years before 2017. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially within 12 months subsequent to December 31, 2020. As a result, no other income tax liability has been recorded in the accompanying statement of financial condition.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2020:

Furniture & fixtures	$ 125,269
Computer hardware	71,844
Tenant improvements	11,434
Total	208,547
Less: accumulated depreciation and amortization	(185,912)
Property and equipment, net	$ 22,635

NOTE 4 – LEASES

The Company has a facilities lease primarily for the right to use office space. The Company's operating lease became effective December 1, 2017 and was set to expire on February 28, 2021. In December 2020, the Company renewed its operating lease extending through August 31, 2021. As of December 31, 2020, the right-of-use asset ("ROU") had a remaining balance of $86,063 and the related lease liability had a remaining balance of $99,040.

NOTE 5 – VALUATION OF FINANCIAL ASSETS

The Company owns warrants of a former client in connection with an engagement completed in 2014. At the time of receipt, the Company concluded the value of the warrants was zero. Since 2014, the former client has incurred significant debt and operating losses and failed to meet its business plan and therefore the warrants remain valued at zero as of December 31, 2020.

NOTE 6 – PAYMENT PROTECTION PROGRAM LOAN

On May 13, 2020, the Company received loan proceeds in the amount of $247,270 under the Payment Protection Program ("PPP") established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES" Act"). This loan bears an interest rate of 1% per annum and has a maturity date two years from the date of disbursement. The Company used the loan proceeds for qualifying expenses such as payroll costs, costs used to continue group health care benefits, lease payments, rent and utilities. Under the terms of the PPP, amounts of the loan may be forgiven if used for these qualifying expenses. At December 31, 2020, the loan had not been forgiven.

NOTE 7 – LITIGATION

The Company is involved in legal proceedings in the ordinary course of business. The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. As of December 31, 2020, the partners of the Company and a related party were named in a complaint related to a prior year transaction, along with a former client. At December 31, 2020, the Company had $0 in accrued legal costs and settlements as the Company's former client has accepted responsibility for the legal fees under the indemnity agreement it had with the Company and has been paying legal costs. In the opinion of the Company's management, based on current available information, review with outside legal counsel and insurance coverage, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2020, the Company had net capital of $2,381,253, which was $2,374,067 in excess of the required minimum net capital. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

NOTE 9 – INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE 10 – MEMBERS' EQUITY

As of January 1, 2020, the Company has a note receivable with one of their members of approximately $544,229. The note bears interest at the federal applicable rate and is due 10 years from issuance. Principal payments on the note are due based on this member's share of the distributions of the Company. The note is secured solely by this member's interest in the Company. This balance is reflected in the statement of changes in members' equity.

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, Subsequent Events, through the date that the financial statements were available to be issued on February 26, 2021.

PKF San Diego, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of RA Capital Advisors LLC
San Diego, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RA Capital Advisors LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of RA Capital Advisors LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of RA Capital Advisors LLC's management. Our responsibility is to express an opinion on RA Capital Advisors LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to RA Capital Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PKF San Diego, LLP

PKF San Diego, LLP

We have served as RA Capital Advisors LLC's auditor since 2012.

San Diego, California
February 26, 2021

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
T: (619) 238 1040 **F:** (619) 237 5177 **E:** info@pkfsandiego.com **W:** www.pkfsandiego.com

PKF San Diego, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
RA Capital Advisors LLC
San Diego, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by RA Capital Advisors LLC and the SIPC, solely to assist you and SIPC in evaluating RA Capital Advisors LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. RA Capital Advisors LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on RA Capital Advisors LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of RA Capital Advisors LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PKF San Diego, LLP

San Diego, California
February 26, 2021

PKF San Diego, LLP

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
T: (619) 238 1040 **F:** (619) 237 5177 **E:** info@pkfsandiego.com **W:** www.pkfsandiego.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
RA Capital Advisors LLC

We have reviewed management's statements, included in the accompanying 2020 Exemption Report, in which (1) RA Capital Advisors LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which RA Capital Advisors LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (k)(2)(i) ("exemption provision") and (2) RA Capital Advisors LLC stated that RA Capital Advisors LLC met the identified exemption provision throughout the most recent fiscal year without exception. RA Capital Advisors LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RA Capital Advisors LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF San Diego, LLP

San Diego, California
February 26, 2021

PKF San Diego, LLP

12230 El Camino Real, Suite 100
San Diego, California 92130
www.raca.com

Main: 858 704 3200
Fax: 858 704 3201

RA Capital Advisors

RA Capital Advisors LLC
2020 Exemption Report Rule
SEA Rule 17a-5(d)(4)

To the Independent Public Accountant under SEA
PKF
San Diego, California

RE: SEA Rule 17a-5 Exemption Report

Broker-dealers who claim an exemption from SEA Rule 15c3-3 must file an "Exemption Report" with the SEC. The Exemption Report must contain which provision the firm is claiming, if the broker-dealer met the provisions during the most recent fiscal year without exception, or if there were exceptions, a description and date of each exception.

I. **During the reporting period, RA Capital Advisors LLC (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts (as defined in SEC Rule 15c3-3).**

II. **Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission for the year ended December 31, 2020:**

   a. A computation of reserve requirement is not applicable to RA Capital Advisors LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i)
   b. The Company met the identified exemption provision throughout the most recent fiscal year without exception.

III. **Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission for the year ended December 31, 2020:**

   a. Information relating to possession or control requirements is not applicable to RA Capital Advisors LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).
   b. The Company met the identified exemption provision throughout the most recent fiscal year without exception.

The above statements are made to the best knowledge and belief of RA Capital Advisors LLC. This report is intended solely for the information and use of the Independent Public Accountant, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on SEA Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Diego, California
December 31, 2020

Jim Zehentbauer
FinOp

Kayla McDowell
Chief Compliance Officer
Kayla@raca.com

12230 El Camino Real, Suite 100
San Diego, California 92130
www.raca.com

Direct: 858 704 3206
Fax: 858 704 3201
Main: 858 704 3200

RA Capital Advisors

CUSTOMER PROTECTION RULE

Names of Supervisor:	CCO, FinOp
Frequency of Review:	Continuous, in daily course of 'business, Annually
How Conducted:	Annual review of rule, review of firm business, new regulation, annual report, and needs analysis,
How Documented:	Annual checklist, Form BD, Annual report, meeting notes, memorandums, new procedures, and FINRA notification
Regulation Reference:	Rule 3140, 15c3-3, Rule 2320, 5310

RA Capital Advisors ("RACap") will not carry any margin accounts, will not receive any funds or securities from customers, and will not otherwise hold funds or securities for or owe money or securities to customers. If RACap were to receive any funds or securities from customers, it will promptly establish a bank account designate it a "Special Account for the Exclusive Benefit of Customers of RA Capital Advisors LLC", transmit any such funds, deliver all such securities to, and would effectuate all financial transactions between itself and its customers through such bank account. As a result, RACap is exempt from Rule 15c3-3 under the Exchange Act pursuant to paragraph (k) (2) (i) of that rule.[1]

If necessary, the FinOp shall be responsible for establishing and maintaining an account with a bank designated as "Special Account for the Exclusive Benefit of Customers of RA Capital Advisors LLC."

On an annual basis, the FinOp or designee shall review RACap's business activities to verify that it continues to be exempt from the requirements of the SEC's Customer Protection Rule. If the FinOp or designee determines that RACap's business activities have changed and that it is no longer exempt from the Customer Protection Rule, the FinOp or designee shall notify the Chief Compliance Officer and take such other action deemed appropriate to comply with the requirements of the rule.

The FinOp or designee shall make and retain such a record of review he or she deems appropriate. RACap did not receive any funds or securities for or owe money or securities to customers for the fiscal year ending December 31, 2020.

1 17 CFR 240.15c3-3(k) (2) (i).